UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☒ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2012

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Infinity Resources Holdings Corp.

Full Name of Registrant

Former Name if Applicable

1375 North Scottsdale Road, Suite 140

Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona 85257

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are currently in the process of working with our independent auditors to complete our audit for the transition period ended December 31, 2012. This delay is the result of the increased time required to account for the reverse merger with Earth911, Inc. and the analysis of our outstanding debt instruments. This additional work could not be completed without unreasonable effort or expense. We anticipate that we will be able to complete the audit in time to file our Form 10-K for the transition period ended December 31, 2012 prior to the reporting deadline provided by this extension.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barry M. Monheit	(480)	889-2650
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

Infinity Resources Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 28, 2013	By:	/s/ Barry M. Monheit
Barry M. Monheit
President and Chief Executive Officer

Attachment to From 12b-25

Explanation for Part IV, Item 3.

In October 2012, we completed a merger with Earth911 Inc., a Delaware corporation, which was treated as a reverse merger for accounting and financial reporting purposes. As a result, the historical financial statements of Earth911, Inc. became our historical financial statements, and we adopted the fiscal year end of Earth911, Inc. of December 31. Consequently, it is anticipated that there will be a significant change in results of operations from the results reported for the corresponding period for the previous fiscal year. We cannot reasonably estimate the results of our operations until the audit for the transition period ended December 31, 2012 is completed.